03036213

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Alt-A Securities, Inc.
Exact Name of Registrant as Specified in Charter

0001199474
Registrant CIK Number

Form 8-K, October 29, 2003, Series 2003-3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-100676
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
NOV 03 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 30 2003
WASH. D.C. 155

[TPW: NYLEGAL:185113.1] 17988-00160 10/29/03 02:21pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:

DEUTSCHE ALT-A SECURITIES, INC.

By:________________________________
Name: Steve Katz
Title:

By:________________________________
Name: Eric Londa
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$[335,000,000] *(Approximate)*

Deutsche Alt-A Securities, Inc.
Alternative Loan Trust Series 2003-3
Mortgage Pass-Through Certificates Series 2003-3

Deutsche Alt-A Securities, Inc.
Depositor

GreenPoint Mortgage Funding, Inc.
National City Mortgage Co.
Originators

Wells Fargo Bank Minnesota, National Association
Master Servicer

September 15, 2003

The analysis in this report is based on information provided by Deutsche Alt-A Securities, Inc. (the "Seller"). Deutsche Bank Securities Inc. ("DBSI" or the "Underwriter") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN DBSI). DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

Deutsche Alt-A Securities, Inc. Alternative Loan Trust Series 2003-3

Computational Materials: Preliminary Term Sheet

$[335,000,000] (Approximate)

Transaction Overview	
Offered Certificates:	■ Senior, mezzanine and subordinate certificates backed by fixed-rate, first lien, 30-year conforming balance ("Group I Mortgage Loans") and non-conforming balance mortgage loans ("Group II Mortgage Loans"), and 15-year conforming balance ("Group III Mortgage Loans") and non-conforming balance ("Group IV Mortgage Loans") mortgage loans. The senior certificates will be issued in four categories: the Group I Senior Certificates, the Group II Senior Certificates, the Group III Senior Certificates and the Group IV Senior Certificates. The Group I Senior Certificates will represent an interest in the Group I Mortgage Loans and the Group II Senior Certificates will represent an interest in the Group II Mortgage Loans. The Group III Senior Certificates will represent an interest in the Group III Mortgage Loans and the Group IV Senior Certificates will represent an interest in the Group IV Mortgage Loans. The mezzanine and subordinate certificates will represent an interest in all of the mortgage loans.
Distribution Date:	■ 25th of each month (or the next business day if such day is not a business day) commencing in November 2003.
Prepayment Pricing Speed:	■ Group I and Group III Mortgage Loans: 18% CPR
	■ Group II and Group IV Mortgage Loans: 100% PPC (8% to 20% CPR over 12 months, 20% CPR thereafter).
Settlement Date:	■ On or about October 31, 2003.
Cut-off Date:	■ October 1, 2003.
Collateral Description:	■ The mortgage loans to be included in the trust are expected to have the following principal balances as of the Cut-off Date: ■ Group I Mortgage Loans with a scheduled outstanding principal balance of approximately $[80,000,000] (+/- 10%) and ■ Group II Mortgage Loans with a scheduled outstanding principal balance of approximately $[170,000,000] (+/-10%) ■ Group III Mortgage Loans with a scheduled outstanding principal balance of approximately $[35,000,000] (+/- 10%) and ■ Group IV Mortgage Loans with a scheduled outstanding principal balance of approximately $[50,000,000] (+/-10%)
Credit Enhancement:	■ Subordination / Shifting Interest: The mezzanine and subordinate certificates are initially expected to be 7.00% (+/- 1.50%) of the Group I, Group II, Group III and Group IV Mortgage Loans on a combined basis.
Depositor:	■ Deutsche Alt-A Securities, Inc. ("DBALT").
Originators:	■ GreenPoint Mortgage Funding, Inc.("GPT"). ■ National City Mortgage Co. ("NCMC").
Master Servicer:	■ Wells Fargo Bank Minnesota, National Association ("Wells Fargo").

Transaction Overview	
Sub-servicers:	■ GPT will provide primary servicing on approximately [39%] of the Group I Mortgage Loans, approximately [92%] of the Group II Mortgage Loans, approximately [63%] of the Group III Mortgage Loans, and approximately [28%] of the Group IV Mortgage Loans. ■ NCMC will provide primary servicing on approximately [61%] of the Group I Mortgage Loans, approximately [8%] of the Group II Mortgage Loans, approximately [35%] of the Group III Mortgage Loans, and approximately [60%] of the Group IV Mortgage Loans. ■ Downey Savings and Loan Association, F.A. will provide primary servicing for approximately [2%] of the Group III Mortgage Loans and approximately [12%] of the Group IV Mortgage Loans.
Servicing Advances:	■ The Sub-servicers will collect monthly payments of principal and interest on the mortgage loans and will be obligated to advance delinquent monthly principal and interest payments. The Sub-servicers will remit such collections and advances to the Master Servicer on a monthly basis. The Master Servicer will be obligated to make any required delinquency advances if the applicable Sub-servicer fails in its obligation to do so. The Master Servicer and Sub-servicers will be required to advance delinquent payments of principal and interest on the mortgage loans only to the extent such amounts are deemed recoverable. The Master Servicer and Sub-servicers will be entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Optional Termination:	■ If the total outstanding balance of all the mortgage loans on any Distribution Date is less than 10% of the total outstanding principal balance of the mortgage loans as of the Cut-off Date, the Master Servicer may repurchase the mortgage loans remaining in the trust, but is not required to do so. If the Master Servicer does repurchase the mortgage loans, the outstanding class principal balance of each class of certificates will be paid in full, together with accrued interest.
Record Date:	■ The Record Date for the fixed-rate Offered Certificates will be the last day of the month immediately preceding the month in which the Distribution Date occurs. The Record Date for the floating-rate Offered Certificates will be the business day immediately preceding the Distribution Date.
Determination Date:	■ The Determination Date with respect to any Distribution Date is the [15th] day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Securities Administrator:	■ Wells Fargo Bank Minnesota, National Association.
Trustee:	■ HSBC Bank USA ("HSBC").
Custodian:	■ Wells Fargo Bank Minnesota, National Association.
Taxation:	■ One or more REMIC elections will be made for designated portions of the trust (exclusive of certain shortfall payments).
ERISA Considerations:	■ [All] of the Offered Certificates are expected to be ERISA-eligible.
Legal Investment:	■ The "AAA" and the "AA" rated Offered Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.
Form of Registration:	■ Book-entry form through DTC, Clearstream and Euroclear.
Underwriter:	■ Deutsche Bank Securities Inc.

Collateral Summary

Collateral Summary				
	Group I Mortgage Loans		Group II Mortgage Loans	
Summary Characteristics	Collateral	Variance	Collateral	Variance
Product	First-lien, Fixed-Rate Conforming Balance 30 year		First-lien, Fixed-Rate Jumbo 30 year	
Amount	$80,000,000	+/- 10%	$170,000,000	+/- 10%
Gross WAC	6.44%	+/- 15 bps	6.53%	+/- 15 bps
Servicing Fee	0.25%		0.25%	
WAM	359 months	+/- [3 months]	359 months	+/- [3 months]
Weighted Average LTV	78%	+/-	75%	+/-
Average Balance	$165,000	+/-	$450,000	+/-
Stated Documentation	60%	+/-	65%	+/-
Streamline	0%		0%	
Full/Alt Documentation	35%	+/-	20%	+/-
No Documentation	5%	+/-	15%	+/-
Owner Occupied	68%	+/-	82%	+/-
Investor	29%	+/-	14%	+/-
2nd Home	3%	+/-	4%	+/-
Single Family/PUD	68%	+/-	84%	+/-
Weighted Average FICO	700	+/-	700	+/-
LTV > 80% and No MI	0%		0%	
% State Concentration	30% CA	+/-	55% CA	+/-
Subordination (AAA)	7.00% (+/- 1.50%)			
Expected Rating Agencies	2 of 3			

Collateral Summary (continued)

Collateral Summary				
	Group III Mortgage Loans		Group IV Mortgage Loans	
Summary Characteristics	Collateral	Variance	Collateral	Variance
Product	First-lien, Fixed-Rate Conforming Balance 15 year		First-lien, Fixed-Rate Jumbo 15 year	
Amount	$35,000,000	+/- 10%	$50,000,000	+/- 10%
Gross WAC	6.22%	+/- 15 bps	5.58%	+/- 15 bps
Servicing Fee	0.25%		0.25%	
WAM	179 months	+/- [3 months]	177 months	+/- [3 months]
Weighted Average LTV	73%	+/-	62%	+/-
Average Balance	$170,000	+/-	$495,000	+/-
Stated Documentation	77%	+/-	74%	+/-
Streamline	0%		13%	
Full/Alt Documentation	17%	+/-	9%	+/-
No Documentation	6%	+/-	4%	+/-
Owner Occupied	65%	+/-	84%	+/-
Investor	33%	+/-	6%	+/-
2nd Home	2%	+/-	10%	+/-
Single Family/PUD	70%	+/-	94%	+/-
Weighted Average FICO	700	+/-	730	+/-
LTV > 80% and No MI	0%		0%	
% State Concentration	30% CA	+/-	45% CA	+/-
Subordination (AAA)	7.00% (+/- 1.50%)			
Expected Rating Agencies	2 of 3			

FOR ADDITIONAL INFORMATION PLEASE CALL:

Whole Loan CMO Trading

Eric Londa	212-250-2669
Steven Katz	212-250-3116
Mark Ginsberg	212-250-2669

Banking

Kumarjit Bhattacharyya	212-250-2589
Cathy Oh	212-250-4132

DBALT033_15 -- 3A1

Deutsche Bank Securities CMO Desk 212-250-2669

Balance	$32,000,000.00	Delay	24	WAC(1)	6.219614864
Coupon	5.0000	Dated	10/01/2003	NET(1)	5.949615
Settle	10/31/2003	First Payment	11/25/2003	WAM(1)	179

Price	10 CPR	15 CPR	18 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-06+	4.939	4.907	4.886	4.870	4.828	4.760	4.727	4.672	4.614	4.552
100-08+	4.926	4.891	4.867	4.850	4.803	4.749	4.690	4.629	4.565	4.495
100-10+	4.914	4.875	4.848	4.829	4.777	4.718	4.653	4.586	4.516	4.439
100-12+	4.901	4.858	4.829	4.809	4.752	4.687	4.616	4.544	4.466	4.382
100-14+	4.888	4.842	4.811	4.788	4.727	4.657	4.580	4.501	4.417	4.326
100-16+	4.875	4.826	4.792	4.768	4.702	4.626	4.543	4.458	4.368	4.270
100-18+	4.863	4.809	4.773	4.748	4.677	4.596	4.507	4.415	4.319	4.214
100-20+	4.850	4.793	4.755	4.727	4.651	4.565	4.470	4.373	4.270	4.158
100-22+	**4.837**	**4.777**	**4.736**	**4.707**	**4.626**	**4.535**	**4.434**	**4.330**	**4.221**	**4.102**
100-24+	4.825	4.761	4.717	4.686	4.601	4.504	4.397	4.288	4.172	4.046
100-26+	4.812	4.744	4.699	4.666	4.576	4.474	4.361	4.245	4.123	3.990
100-28+	4.799	4.728	4.680	4.646	4.551	4.443	4.325	4.203	4.074	3.934
100-30+	4.787	4.712	4.662	4.626	4.526	4.413	4.288	4.161	4.026	3.879
101-00+	4.774	4.696	4.643	4.605	4.501	4.383	4.252	4.118	3.977	3.823
101-02+	4.761	4.680	4.625	4.585	4.476	4.352	4.216	4.076	3.928	3.768
101-04+	4.749	4.664	4.606	4.565	4.452	4.322	4.180	4.034	3.880	3.712
101-06+	4.736	4.648	4.588	4.545	4.427	4.292	4.144	3.992	3.831	3.657
Spread @ Center Price	**142**	**180**	**210**	**226**	**256**	**277**	**287**	**289**	**287**	**282**
WAL	**6.22**	**4.66**	**3.97**	**3.59**	**2.82**	**2.26**	**1.85**	**1.57**	**1.35**	**1.17**
Mod Durn	**4.875**	**3.809**	**3.318**	**3.038**	**2.465**	**2.028**	**1.697**	**1.454**	**1.263**	**1.105**
Principal Window	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Nov10**	**Nov03 - Apr09**	**Nov03 - May08**	**Nov03 - Oct07**

Yield Curve	Mat	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.9272	1.0011	1.6001	2.1187	3.1352	4.2886	5.2152

DBALT033_15_NONCONF -- P/T

Deutsche Bank Securities CMO Desk 212-250-2669

Balance	$50,000,000.00	Delay	24	WAC	5.584084870
Coupon	5.0000	Dated	10/01/2003	NET	5.314085
Settle	10/31/2003	First Payment	11/25/2003	WAM	176

Price	5 CPR	10 CPR	15 CPR	18 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	50 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-04	4.967	4.945	4.920	4.904	4.892	4.861	4.827	4.789	4.748	4.654
100-06	4.956	4.931	4.903	4.884	4.871	4.836	4.798	4.755	4.708	4.601
100-08	4.944	4.917	4.885	4.865	4.850	4.811	4.768	4.720	4.668	4.549
100-10	4.933	4.903	4.868	4.845	4.829	4.786	4.738	4.686	4.628	4.497
100-12	4.922	4.889	4.851	4.826	4.808	4.761	4.709	4.651	4.588	4.445
100-14	4.911	4.875	4.833	4.806	4.787	4.736	4.679	4.617	4.548	4.393
100-16	4.900	4.861	4.816	4.787	4.766	4.711	4.650	4.583	4.508	4.340
100-18	4.888	4.847	4.799	4.768	4.745	4.686	4.621	4.548	4.468	4.288
100-20	**4.877**	**4.833**	**4.782**	**4.748**	**4.725**	**4.661**	**4.591**	**4.514**	**4.429**	**4.237**
100-22	4.866	4.819	4.764	4.729	4.704	4.636	4.562	4.480	4.389	4.185
100-24	4.855	4.805	4.747	4.709	4.683	4.611	4.533	4.446	4.349	4.133
100-26	4.844	4.791	4.730	4.690	4.662	4.587	4.503	4.411	4.310	4.081
100-28	4.833	4.777	4.713	4.671	4.641	4.562	4.474	4.377	4.270	4.030
100-30	4.821	4.763	4.696	4.652	4.621	4.537	4.445	4.343	4.231	3.978
101-00	4.810	4.749	4.679	4.632	4.600	4.512	4.416	4.309	4.192	3.926
101-02	4.799	4.735	4.661	4.613	4.579	4.488	4.387	4.275	4.152	3.875
101-04	4.788	4.721	4.644	4.594	4.558	4.463	4.358	4.241	4.113	3.824
Spread @ Center Price	**123**	**154**	**191**	**213**	**225**	**249**	**267**	**279**	**284**	**285**
WAL	**7.13**	**5.49**	**4.33**	**3.79**	**3.48**	**2.85**	**2.37**	**2.00**	**1.70**	**1.27**
Mod Durn	**5.535**	**4.415**	**3.588**	**3.193**	**2.964**	**2.485**	**2.108**	**1.806**	**1.559**	**1.192**
Principal Window	**Nov03 - Jul18**	**Nov03 - Jul18**	**Nov03 - Jul18**	**Nov03 - Jul18**	**Nov03 - Jul18**	**Nov03 - Jul18**	**Nov03 - Jul18**	**Nov03 - Jul18**	**Nov03 - Jul18**	**Nov03 - Apr09**

Yield Curve	Mat	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.9374	1.0217	1.6951	2.1954	3.1796	4.2437	5.1258

DBALT033_15_NONCONF -- P/T

Deutsche Bank Securities CMO Desk 212-250-2669

Balance	$50,000,000.00	Delay	24	WAC	5.584084870
Coupon	4.7500	Dated	10/01/2003	NET	5.314085
Settle	10/31/2003	First Payment	11/25/2003	WAM	177

Price	5 CPR	10 CPR	15 CPR	18 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	50 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-08	4.873	4.892	4.914	4.929	4.939	4.967	4.998	5.032	5.069	5.153
99-10	4.861	4.878	4.897	4.909	4.918	4.942	4.968	4.997	5.028	5.100
99-12	4.850	4.864	4.879	4.890	4.897	4.916	4.938	4.962	4.988	5.047
99-14	4.839	4.850	4.862	4.870	4.876	4.891	4.908	4.927	4.947	4.994
99-16	4.828	4.836	4.845	4.851	4.855	4.866	4.878	4.892	4.907	4.941
99-18	4.817	4.821	4.827	4.831	4.834	4.841	4.848	4.857	4.867	4.888
99-20	4.805	4.807	4.810	4.811	4.812	4.815	4.819	4.822	4.826	4.835
99-22	4.794	4.793	4.792	4.792	4.791	4.790	4.789	4.788	4.786	4.783
99-24	**4.783**	**4.779**	**4.775**	**4.772**	**4.770**	**4.765**	**4.759**	**4.753**	**4.746**	**4.730**
99-26	4.772	4.765	4.758	4.753	4.749	4.740	4.730	4.718	4.706	4.677
99-28	4.761	4.751	4.740	4.733	4.728	4.715	4.700	4.684	4.666	4.625
99-30	4.749	4.737	4.723	4.714	4.707	4.690	4.670	4.649	4.625	4.572
100-00	4.738	4.723	4.706	4.694	4.686	4.665	4.641	4.615	4.585	4.520
100-02	4.727	4.709	4.689	4.675	4.665	4.640	4.611	4.580	4.545	4.467
100-04	4.716	4.695	4.671	4.656	4.645	4.615	4.582	4.546	4.506	4.415
100-06	4.705	4.681	4.654	4.636	4.624	4.590	4.552	4.511	4.466	4.363
100-08	4.694	4.667	4.637	4.617	4.603	4.565	4.523	4.477	4.426	4.311
Spread @ Center Price	**113**	**149**	**190**	**215**	**230**	**259**	**284**	**302**	**316**	**334**
WAL	**7.15**	**5.51**	**4.34**	**3.80**	**3.49**	**2.86**	**2.38**	**2.00**	**1.70**	**1.28**
Mod Durn	**5.587**	**4.441**	**3.599**	**3.199**	**2.967**	**2.482**	**2.103**	**1.800**	**1.553**	**1.185**
Principal Window	**Nov03 - Jul18**	**Nov03 - Jul18**	**Nov03 - Jul18**	**Nov03 - Jul18**	**Nov03 - Jul18**	**Nov03 - Jul18**	**Nov03 - Jul18**	**Nov03 - Jul18**	**Nov03 - Jul18**	**Nov03 - Apr09**

Yield Curve	Mat	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.9374	1.0217	1.6951	2.1898	3.1762	4.2417	5.1237

DBALT033_15 -- P/T

Deutsche Bank Securities CMO Desk 212-250-2669

Balance	$32,000,000.00	Delay	24	WAC	6.219614864
Coupon	5.0000	Dated	10/01/2003	NET	5.949615
Settle	10/31/2003	First Payment	11/25/2003	WAM	179

Price	10 CPR	15 CPR	18 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	50 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-08	4.930	4.895	4.872	4.855	4.809	4.757	4.699	4.640	4.509
100-10	4.917	4.879	4.853	4.834	4.784	4.726	4.662	4.597	4.453
100-12	4.904	4.862	4.834	4.814	4.758	4.695	4.626	4.554	4.397
100-14	4.891	4.846	4.815	4.793	4.733	4.664	4.589	4.511	4.340
100-16	4.879	4.830	4.797	4.773	4.708	4.634	4.552	4.469	4.284
100-18	4.866	4.813	4.778	4.753	4.683	4.603	4.516	4.426	4.228
100-20	4.853	4.797	4.759	4.732	4.658	4.573	4.479	4.384	4.172
100-22	4.840	4.781	4.741	4.712	4.633	4.542	4.443	4.341	4.116
100-24	***4.828***	***4.765***	***4.722***	***4.692***	***4.608***	***4.512***	***4.406***	***4.298***	***4.060***
100-26	4.815	4.749	4.703	4.671	4.583	4.481	4.370	4.256	4.004
100-28	4.802	4.732	4.685	4.651	4.558	4.451	4.334	4.214	3.948
100-30	4.790	4.716	4.666	4.631	4.533	4.421	4.297	4.171	3.893
101-00	4.777	4.700	4.648	4.610	4.508	4.390	4.261	4.129	3.837
101-02	4.765	4.684	4.629	4.590	4.483	4.360	4.225	4.087	3.781
101-04	4.752	4.668	4.611	4.570	4.458	4.330	4.189	4.045	3.726
101-06	4.739	4.652	4.592	4.550	4.433	4.300	4.153	4.003	3.671
101-08	4.727	4.636	4.574	4.530	4.408	4.269	4.117	3.960	3.615
Spread @ Center Price	**139**	**177**	**206**	**221**	**250**	**271**	**282**	**283**	**276**
WAL	**6.22**	**4.66**	**3.97**	**3.59**	**2.82**	**2.26**	**1.85**	**1.57**	**1.17**
Mod Durn	**4.877**	**3.811**	**3.320**	**3.039**	**2.466**	**2.029**	**1.698**	**1.455**	**1.106**
Principal Window	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Nov10**	**Nov03 - Apr09**	**Nov03 - Oct07**

Yield Curve	Mat	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.9476	1.0115	1.6336	2.1552	3.1590	4.2691	5.1740